Insured Municipal Fund
N-SAR ITEM 77C
Sub-item 77c is incorporated herein by reference to the proxy statements of the registrant filed with the SEC on or about June 2, 1995, and on or about August 2, 1995.

a)       An Annual Meeting of Shareholders was held on July 21, 1995.

b)       The election of Trustees included (and are now in office):

         J. Miles Branagan, Richard E. Caruso, Philip P. Gaughan, Roger Hilsman, R. Craig Kennedy, Donald C. Miller, Jack E. Nelson, Don G. Powell, David Rees, Jerome L. Robinson, Lawrence J. Sheehan, Fernando Sisto, Wayne W. Whalen and William S. Woodside.

         Effective September 7, 1995, Mr. Caruso ceased serving as a Trustee and Ms. Linda H. Heagy commenced serving as a Trustee.

         Effective January 29, 1996, Messrs. Gaughan, Rees, and Sheehan ceased serving as Trustees and Mr. Dennis J. McDonnell commenced serving as a Trustee.

c)       The following were voted on at the meeting:

1) Approval of the Fund's reorganization and conversion to a Delaware business trust.

         For  5,224,941.492                      Against 129,144.291

2) Ratification of the selection of Price Waterhouse LLP as independent accountants for the Fund's current fiscal year.

         For  6,455,121.528                      Against  47,921.995

d)       Inapplicable.

_______________________

a)       A Special Meeting of Shareholders was held on September 21, 1995.

b)       Inapplicable.

c)       The following was voted on at the meeting:

1) Approval of a plan reorganization pursuant to which the Fund would transfer all of its assets and liabilities to the Van Kampen American Capital Insured Tax Free Income Fund ("VK Fund") in exchange for corresponding shares of beneficial interest of the VK Fund.

         For  5,133,968.757                      Against 183,642.124

d)       Inapplicable.